February 13, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re:	Exceed Talent Capital Holdings LLC
Offering Statement on Form 1-A
Filed January 6, 2023
File No. 024-12122

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated February 1, 2023 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of Exceed Talent Capital Holdings LLC (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Summary

Distributions, page 3

1.	Here and on page 52, please revise to clarify what, if anything, investors might expect to receive as a distribution.

The Company has amended its discussions on pages 3 and 52 to clarify how the value of distributions are determined by the Managing Member, and what investors may expect to receive as a distribution.

Risk Factors

Risks Related to NFTs

Lack of regulation of NFTs creates uncertainty..., page 15

2.	Please revise your risk factor to address the uncertainty of whether the NFTs may be considered securities under the U.S. federal securities laws and the consequences of making an incorrect assessment that they are not securities, or a regulatory body or court disagreeing with such assessment. Please also address the potential regulatory risks under the U.S. federal securities laws that the Managing Member could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934. Ensure you address how the foregoing could impact the potential earnings a series could expect to receive from the sales of such NFTs.

The Company has amended its discussion of the risks of the offering to include a discussion of the regulatory risks regarding sales of NFTs by the Company’s Managing Member.

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The Company's Business, page 36

3.	Please describe the material terms of your standard agreements to purchase TRAs and any agreements relating to the management of the royalty-generating activities. Please also file the forms of purchase agreements to purchase the TRAs for each of Series Bedtime, Series Big Havi, Series Luh Moody, Series DaylinXL, and Series Envy, and any related management agreements, as exhibits to your offering statement.

The Company has revised the “Key Aspects of Our Business - Talent Related Income Agreements (TRIAs)” subsection of the Offering Circular to more fully describe the material terms of the standard TRIA agreements to be entered into between the Company’s series and the Managing Member.

With respect to the agreements that our Managing Member has entered into to purchase TRAs that have later been assigned to our series pursuant to TRIAs, the Company respectfully submits to the Staff that these agreements are not required to be filed, as neither the Company nor its series is a party to these agreements.

The Company has, however, amended its disclosure throughout the Offering Circular to further emphasize the Company’s, and investor’s, reliance on the efforts of the Managing Member to secure favorable terms with the talent in order to secure the royalty rights that will be assigned to the series pursuant to the TRIA.

4.	Please include disclosure discussing the launch of the Exceed Rookie Class NFTs. Disclose whether you or your parent Exceed Talent Capital LLC minted and distributed the NFTs, disclose the benefits to holders that are listed in your Testing-the-Waters materials, and discuss whether or not these NFTs were offered for free. Please also disclose the reasons for offering these NFTs. To the extent the Exceed Rookie Class NFTs will differ from the NFTs described on page 37, please revise your disclosure to highlight the differences.

The Company has added disclosure about the launch of the Exceed Rookie Class NFTs in “The Company’s Business” section of the Offering Circular that addresses the points requested by the Staff in the comment above.

5.	We note that the Managing Member intends to mint and release NFTs, and these will confer to the owner “Exceed Member” status on the Exceed Platform. Please provide us with your legal analysis as to whether the digital assets are securities and whether you are facilitating or engaging in transactions in unregistered securities.

The Company does not believe the NFTs that may be minted and released by the Company’s Managing Member are “securities” under the definition of set out in the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”) because they do not fit the definitions of any of the security instruments listed in those statutes, including “stock,” “bonds,” “notes,” or any instrument. In addition, the NFTs do not meet the four-part test assessing whether they are a form of “investment contract” as set out in SEC v. Howey, 328 U.S. 293 (1946), for the reasons set forth below:

Securities Act and Exchange Act Analysis. The Securities Act and Exchange Act contain almost identical definitions of the term security; for example, they both list a number of familiar financial instruments as securities, including stock, notes and bonds. The characteristics of NFTs do not fit within the enumerated lists of financial instruments. For example, the NFTs do not have the characteristics of being a stock, note, bond or similar financial instrument because the NFTs are used primarily as a method of fan engagement – essentially a digital representations of a fan club for the talent. The NFTs do not have any intrinsic value and NFT holders have no economic, governance or other rights with respect to the Company, its series, or the Managing Member. Therefore, the NFTs are not securities under the definitions provided in the Securities Act and Exchange Act.

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Howey Test. The seminal Supreme Court case SEC v. Howey defines an investment contract to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the expectation of profits (4) to be derived solely (or, according to lower federal courts, primarily) from the efforts of others. On April 3, 2019, the Staff published a “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Staff Framework”). The Staff Framework lists a number of non-exclusive factors that the Staff believes are useful in analyzing whether a digital asset is a security under the Howey test. The Staff Framework addresses each of the elements of the Howey test and provides guidance on their application to the NFTs to be issued by the Company, as analyzed below:

a.	The NFTs Do Not Involve an Investment of Money. While the NFTs must be purchased as a digital product, our Company does not believe this purchase rises to the level of an investment, as there is no expectation of returns or profits, as further detailed below.

b.	The NFTs Do Not Involve a Common Enterprise. The NFTs do not meet the second prong of the Howey test, which requires people to invest in a “common enterprise.” The Howey court did not define the term common enterprise, although it did seem to equate the concept with the ability of the investors to “share in the profits” of an enterprise. The NFTs have no value outside of the membership benefits on the Exceed Platform, where they provide the purchaser with certain benefits, such as access to exclusive content, merchandise, and/or tickets for future performances of the talent related to the NFT. The NFTs do not entitle any holder to any revenues generated by the Company, its series, or the Managing Member (in fact, the NFTs are not issued by the Company or its series at all, but by the Managing Member). As such, the benefits of the NFTs are not for the benefit of a common enterprise, but rather to the individual purchasers and their relationship with the underlying talent.

c.	The NFTs Involve No Reasonable Expectation of Profit. The third prong of the Howey test requires that the investor “is led to expect profits.” No holder of the NFTs would be led to expect profits. Holders of NFTs will not receive any type of monetary distribution as a benefit of holding their NFT. The Company believes the NFT is akin to a paid club membership. In the case of a paid club membership, there is no reasonable expectation of profits derived from the efforts of others. Instead, the membership provides access to certain benefits or amenities offered by the club. In this case, the NFT conferring “Exceed Member” status to the Exceed Platinum Club is no different. None of the benefits of being an Exceed Member would reasonably lead someone to expect profits in any way, derived from the efforts of others or not.

d.	Holders of the NFTs Do Not Rely on the Managerial or Entrepreneurial Efforts of Others. Finally, holders of the NFTs will not meet the fourth prong of the Howey test, which requires that any expectation of profits is “solely [or primarily] from the efforts of a promoter or a third party.” The Managing Member does not intend to create any monetary value for the NFTs that it issues. The Managing Member may, from time to time, take steps to improve the quality the fan-club and talent-related benefits to the holders of the NFTs – however, the Managing Member will never add benefits that would give an NFT holder a reasonable expectation of profit. As such, no NFT holder would reasonably expect or rely on the Managing Member to provide profit to the NFT holder.

Based on the four elements of Howey set forth above, the Company believes the NFTs are not “investment securities.”

Exhibit 13.1

6.	We note that your Testing-the-Waters materials indicate you launched the Exceed Rookie Class NFTs in December 2022, and that these NFTs provide the holder with priority list reservations to purchase shares in your series offerings, among other benefits. Please tell us how this solicitation complied with Rule 255, as your TTW materials do not appear to meet the conditions of Rule 255(b). Please also revise your website to include all language required by Rule 255(b)(2).

The Company acknowledges the Exceed Rookie Class NFT communications were made as fan engagement to support the anticipated offering of TalentShares, which will not occur until the offering is qualified by the SEC. The Company has revised its website to include all language required by Rule 255(b)(2) and recirculated communications which did not include the full language of the required legend. The language of the revised legend is included below (with italics for emphasis on the added language):

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Exceed Is ‘Testing The Waters’ To Gauge Investor Interest In An Offering Under SEC Regulation A (A Mini-IPO). No Money Or Other Consideration Is Being Solicited At This Time For The Sale Of Securities, And If Any Is Sent, It Will Not Be Accepted. No Offer To Buy Securities Is Being Accepted, And Any Such Offer May Be Withdrawn Or Revoked, Without Obligation Or Commitment Of Any Kind, At Any Time Before Notice Of Its Acceptance Given After The Qualification By The SEC Of an Offering of our Securities;. Any Indication Of Interest In Purchasing Securities Involves No Obligation Or Commitment Of Any Kind By You Or Exceed. There Is No Guarantee That This, Or Any Other, Offering On The Exceed Platform Will Proceed. Details Of Platinum Club Membership Benefits Are Subject To Change. A Copy Of The Most Recent Version Of Exceed's Offering Statement May Be Obtained By Emailing contact@exceedtc.com, Or Accessed Online Here.

The Company has filed the revised version of its website as Exhibit 13.2 to the Offering Statement, as well as a communication shared on the mobile application for the Exceed Platform containing the updated legend.

General

7.	Please provide your analysis as to whether the Talent Related Income Agreements, including both the rights to Recording Revenue and to NFT Revenue, are “investment securities” as defined in Section 3(a)(2) of the Investment Company Act. In your response, please include any relevant case law, no-action letters or other authorities.

The Company notes to the Staff that it has revised its TRIA agreements to remove the right of NFT revenues from the minting and sales of NFTs by the Managing Member. Series of the Company will no longer receive any revenues from the sales of NFTs by the Managing Member or otherwise. As such, the Company’s analysis below focuses solely on the rights to revenues generated by music assets provided by the TRIA, a revised form of which is filed as Exhibit 6.1 to the Offering Statement.

The TRIAs are not a security under the definition of “security” set out in the Securities Act or the Exchange Act” because they do not fit the definitions of any of the security instruments listed in those statutes, including “stock,” “bonds,” “notes,” or any instrument. In addition, the TRIAs do not meet the four-part test assessing whether they are a form of “investment contract” as set out in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), for the reasons set forth below:

Securities Act and Exchange Act Analysis. The Securities Act and Exchange Act contain almost identical definitions of the term security; for example, they both list a number of familiar financial instruments as securities, including stock, notes and bonds. The characteristics of TRIAs do not fit within the enumerated lists of financial instruments. For example, the TRIAs do not have the characteristics of being a stock, note, bond or similar financial instrument because the TRIAs only provide a right to collect revenues generated by royalty payments to the owners of certain intellectual property assets (in the case of the Company’s initial series, music assets). The TRIAs do not provide economic, governance or other rights with respect to the Company, a series of the Company, or the Managing Member. Therefore, the TRIAs are not securities under the definitions provided in the Securities Act and Exchange Act.

Howey Test. The seminal Supreme Court case SEC v. W.J. Howey Company defines an “investment contract” to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the expectation of profits (4) to be derived solely (or, according to lower federal courts, primarily) from the efforts of others.

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(2) The TRIAs Do Not Involve a Common Enterprise

The TRIAs fail the second “common enterprise” part of the Howey test. In Salcer v. Merrill Lynch, 682 F. 2d 459 (3rd Cir., 1982), the court held there was no “common enterprise” where there was no pooling of funds – i.e., no horizontal commonality. The Company believes it is well settled that assets such as the TRIAs are not “investment contracts,” so long as the royalty interest underlying that TRIA is not sliced or fractionalized. The Company’s Managing Member initially acquires from a talent a royalty interest in certain of the talent’s intellectual property assets. The Managing Member subsequently assigns the entirety this royalty interest to a series pursuant to a TRIA. The Managing Member will always assign the entirety of the royalty interest it initially acquires from the talent to the series pursuant to a TRIA (not slices or fractionalized parts) – and as such, horizontal commonality is not present. Therefore, the TRIAs fail the second prong of the Howey test, which requires people to invest in a “common enterprise.”

(4) The Success of the TRIAs Is Not Reliant on the Managerial or Entrepreneurial Efforts of Others

The TRIAs also do not meet the fourth prong of the Howey test, which requires that any expectation of profits is “solely [or primarily] from the efforts of a promoter or a third party.” In other words:

•	Does the series reasonably expect to rely on the efforts of an active participant?
•	Are those efforts "the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise," (SEC v. Glenn W. Turner Enter., Inc., 474 F.2d 476, 482 (9th Cir.), cert. denied, 414 U.S. 821, 94 S. Ct. 117, 38 L. Ed. 2d 53 (1973) as opposed to efforts that are more ministerial in nature?

We note that there are often participants who perform ministerial functions related to the series’ rights under the TRIA (e.g., organizations that collect music royalties – SoundExchange, for example). However, there will not be an active participant(s) (e.g., an investment manager) upon which the series will rely that will determine the failure or success of the TRIA. In fact, the series intends for its offerings of TalentShares to be a driving force for demand for the music compositions to which the series acquires rights via the TRIA, in hopes that the music compositions may produce more revenues. We also note that the TRIAs can relate to things that have occurred in the past, including performances, creations, etc. In such cases, the series purchasing the rights in the TRIA is similar to the series purchasing revenue rights to a piece of art or another object or thing immortalized at the time created, where there can be no reasonable expectation that the series, our Company, or the Managing Member can have a material impact on the revenues generated by the TRIA. As such, the Company does not believe that the TRIA can be deemed to be an investment contract. It is essentially a physical asset that is not a security, which is not intended to be “split” or altered in any way that would cause such the TRIA to become a common enterprise where the profits are dependent on the efforts of others.

Based on the above, the Company believes the TRIAs are not “investment securities.”

8.	Please provide your analysis as to whether any Series may be considered an “investment company” under the Investment Company Act and, if so, whether any exemptions or exclusions may be applicable. In your response, please cite to any case law, no-action letters or other authorities that you believe may be relevant. Please add related risk factor disclosure.

The Company does not believe any of its series will be considered an “investment company” as defined under the Investment Company Act of 1940 (the “Investment Company Act”). An entity generally will be a prima facie investment company for purposes of the Investment Company Act if, absent an applicable exception, (i) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the ICA 40% Test.

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The Company notes that in its response to Comment #7 in this letter, the TRIAs are not investment securities. Accordingly, the Company’s or each of the series’ “total assets” will substantially not be “investment securities” and, therefore, the Company or respective series will not be a prima facie investment company under the ICA 40% Test.

Thank you again for the opportunity to respond to your questions to the offering statement of Exceed Talent Capital Holdings LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Anthony Martini

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